UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 32077 / April 19, 2016

In the Matter of:

AMCAP FUND
AMERICAN BALANCED FUND
AMERICAN FUNDS COLLEGE TARGET DATE SERIES
AMERICAN FUNDS CORPORATE BOND FUND
AMERICAN FUNDS DEVELOPING WORLD GROWTH AND INCOME FUND
AMERICAN FUNDS EMERGING MARKETS BOND FUND
AMERICAN FUNDS FUNDAMENTAL INVESTORS
AMERICAN FUNDS GLOBAL BALANCED FUND
AMERICAN FUNDS GLOBAL HIGH-INCOME OPPORTUNITIES FUND
THE AMERICAN FUNDS INCOME SERIES
AMERICAN FUNDS INFLATION LINKED BOND FUND
AMERICAN FUNDS INSURANCE SERIES
AMERICAN FUNDS MONEY MARKET FUND
AMERICAN FUNDS MORTGAGE FUND
AMERICAN FUNDS PORTFOLIO SERIES
AMERICAN FUNDS RETIREMENT INCOME PORTFOLIO SERIES
AMERICAN FUNDS SHORT-TERM TAX-EXEMPT BOND FUND
AMERICAN FUNDS STRATEGIC BOND FUND
AMERICAN FUNDS TARGET DATE RETIREMENT SERIES
AMERICAN FUNDS TAX-EXEMPT FUND OF NEW YORK
THE AMERICAN FUNDS TAX-EXEMPT SERIES I
THE AMERICAN FUNDS TAX-EXEMPT SERIES II
AMERICAN HIGH-INCOME MUNICIPAL BOND FUND
AMERICAN HIGH-INCOME TRUST
AMERICAN MUTUAL FUND
THE BOND FUND OF AMERICA
CAPITAL GROUP EMERGING MARKETS TOTAL OPPORTUNITIES FUND
CAPITAL GROUP PRIVATE CLIENT SERVICES FUNDS
CAPITAL INCOME BUILDER
CAPITAL WORLD BOND FUND
CAPITAL WORLD GROWTH AND INCOME FUND
EUROPACIFIC GROWTH FUND
THE GROWTH FUND OF AMERICA
THE INCOME FUND OF AMERICA
INTERMEDIATE BOND FUND OF AMERICA
INTERNATIONAL GROWTH AND INCOME FUND
THE INVESTMENT COMPANY OF AMERICA
LIMITED TERM TAX-EXEMPT BOND FUND OF AMERICA
THE NEW ECONOMY FUND
NEW PERSPECTIVE FUND
NEW WORLD FUND, INC.
SHORT-TERM BOND FUND OF AMERICA

SMALLCAP WORLD FUND, INC.
THE TAX-EXEMPT BOND FUND OF AMERICA
WASHINGTON MUTUAL INVESTORS FUND
CAPITAL RESEARCH AND MANAGEMENT COMPANY
CAPITAL GUARDIAN TRUST COMPANY

:

Capital Research and Management Company
333 South Hope Street, 33rd Floor
Los Angeles, CA 90071 :

:

(812-14384)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTIONS 18(f) AND 21(b) OF THE ACT; UNDER
SECTION 12(d)(1)(J) OF THE ACT GRANTING AN EXEMPTION FROM SECTION
12(d)(1) OF THE ACT; UNDER SECTIONS 6(c) AND 17(b) OF THE ACT GRANTING AN
EXEMPTION FROM SECTIONS 17(a)(1), 17(a)(2), AND 17(a)(3) OF THE ACT; AND
UNDER SECTION 17(d) OF THE ACT AND RULE 17d-1 UNDER THE ACT TO PERMIT
CERTAIN JOINT ARRANGEMENTS

AMCAP Fund, American Balanced Fund, American Funds College Target Date Series,
American Funds Corporate Bond Fund, American Funds Developing World Growth and Income
Fund, American Funds Emerging Markets Bond Fund, American Funds Fundamental Investors,
American Funds Global Balanced Fund, American Funds Global High-Income Opportunities
Fund, The American Funds Income Series, American Funds Inflation Linked Bond Fund,
American Funds Insurance Series, American Funds Money Market Fund, American Funds
Mortgage Fund, American Funds Portfolio Series, American Funds Retirement Income Portfolio
Series, American Funds Short-Term Tax-Exempt Bond Fund, American Funds Strategic Bond
Fund, American Funds Target Date Retirement Series, American Funds Tax-Exempt Fund of
New York, The American Funds Tax-Exempt Series I, The American Funds Tax-Exempt Series
II, American High-Income Municipal Bond Fund, American High-Income Trust, American
Mutual Fund, The Bond Fund of America, Capital Group Emerging Markets Total Opportunities
Fund, Capital Group Private Client Services Funds, Capital Income Builder, Capital World Bond
Fund, Capital World Growth and Income Fund, EuroPacific Growth Fund, The Growth Fund of
America, The Income Fund of America, Intermediate Bond Fund of America, International
Growth and Income Fund, The Investment Company of America, Limited Term Tax-Exempt
Bond Fund of America, The New Economy Fund, New Perspective Fund, New World Fund,
Inc., Short-Term Bond Fund of America, SMALLCAP World Fund, Inc., The Tax-Exempt Bond
Fund of America, Washington Mutual Investors Fund, Capital Research and Management
Company, and Capital Guardian Trust Company filed an application on October 30, 2014,
and amendments to the application on March 3, 2015, August 17, 2015, February 4, 2016, and
March 22, 2016, requesting an order under section 6(c) of the Investment Company Act of 1940
(the "Act") for an exemption from sections 18(f) and 21(b) of the Act, under section 12(d)(1)(J)
of the Act for an exemption from section 12(d)(1) of the Act, under sections 6(c) and 17(b) of the
Act for an exemption from sections 17(a)(1), 17(a)(2), and 17(a)(3) of the Act, and under section
17(d) of the Act and rule 17d-1 under the Act to permit certain joint arrangements. The order
would permit certain registered open-end management investment companies to participate in a
joint lending and borrowing facility.

On March 24, 2016, a notice of the filing of the application was issued (Investment Company
Act Release No. 32049). The notice gave interested persons an opportunity to request a hearing

and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is consistent with and appropriate in the public interest, and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is also found that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and the general purposes of the Act.

It is further found that the participation of each registered investment company in the proposed credit facility is consistent with the provisions, policies, and purposes of the Act, and not on a basis less advantageous than that of other participants.

Accordingly, in the matter of AMCAP Fund, *et al.,* (File No. 812-14384),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemptions from sections 18(f) and 21(b) of the Act are granted, effective immediately, subject to the conditions in the application, as amended.

IT IS FURTHER ORDERED, under section 12(d)(1)(J) of the Act, that the requested exemption from section 12(d)(1) of the Act is granted, effective immediately, subject to the conditions in the application, as amended.

IT IS FURTHER ORDERED, under sections 6(c) and 17(b) of the Act, that the requested exemptions from sections 17(a)(1), 17(a)(2), and 17(a)(3) of the Act are granted, effective immediately, subject to the conditions in the application, as amended.

IT IS FURTHER ORDERED, under section 17(d) of the Act and rule 17d-1 under the Act, that the proposed transactions are approved, effective immediately, subject to the conditions in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary